Exhibit 99.1

Can-Fite’s Level II ADRs Commence Trading on the U.S. OTC Markets

Petach Tikva, Israel, September 12, 2013: Can-Fite BioPharma Ltd. (TASE:CFBI), (OTCQB:CANFY), a biotechnology company with a pipeline of proprietary small molecule drugs that address inflammatory and cancer diseases, announced today that its shares have been approved for trading as a Level II American Depositary Receipt (“ADR”) program on the U.S. Over-the-Counter Markets (the “OTC Markets”). The Company’s shares were previously traded as a Level I ADR program on the OTC Markets. Can-Fite’s ADR facility is established with The Bank of New York Mellon. Each ADR, tradable under the ticker symbol "CANFY", represents two ordinary shares of the Company.

“We are pleased to have moved up to trading as a Level II ADR program. As a result of the upgrade from a Level I to a Level II program, Can-Fite will now be fully reporting as a foreign private issuer in the United States. Our drug candidates are in Phase II and Phase III trials around the world and, with several drugs now in U.S. Food and Drug Administration (“FDA”) trials, we believe that this is the appropriate time to introduce Can-Fite to U.S. investors,” stated Can-Fite’s Chief Executive Officer, Dr. Pnina Fishman.

In September 2013, Can-Fite presented at the Rodman & Renshaw Global Investment Conference in New York and is scheduled to present at the Aegis Capital Healthcare Conference in Las Vegas. For more information, please contact Robert Haag at 1-866-976-IRTH (4784) or canfy@irthcommunications.com.

Can-Fite is currently conducting Phase II and Phase III trials in the United States, Europe and Israel for five indications in cancer, autoimmune inflammatory disease and ophthalmology, which together serve multi-billion dollar markets. The results of a Phase III study in Dry Eye Syndrome, which Can-Fite is conducting on behalf of OphthaliX Inc., in which it currently holds approximately 82% of the issued and outstanding common stock, and a Phase II study in Rheumatoid Arthritis are expected to be announced in the fourth quarter of 2013. In addition, Can-Fite’s CF102 drug candidate has been granted Orphan Drug Designation by the FDA for the treatment of liver cancer.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. is an Israeli public company, the ordinary shares of which are traded on the Tel Aviv Stock Exchange (the “TASE”) (TASE: CFBI). ADRs of Can-Fite are traded on the OTC Markets (OTCQB: CANFY). Can-Fite, which commenced business activity in 2000, was founded by Dr. Pnina Fishman, Ph.D., researcher in the Rabin Medical Center, and Dr. Ilan Cohn Ph.D., patent attorney and senior partner at Reinhold Cohn Patent Attorneys in Israel. Dr. Fishman serves as the Chief Executive Officer of Can-Fite. Dr. Fishman founded Can-Fite on the basis of her scientific findings, and Can-Fite is focused on the development of small molecule orally bioavailable drugs, in particular, ligands that bind to the A3 adenosine receptor. Such drugs mediate anti-inflammatory and anti-cancer effects and are suggested as a biological predictive marker. Can-Fite’s lead drug candidate, CF101, is in clinical development for the treatment of autoimmune inflammatory diseases. Can-Fite’s CF102 drug candidate is being developed for the treatment of liver diseases. To date, more than 700 patients have participated in clinical trials conducted by Can-Fite. Can-Fite previously licensed its activity in the ophthalmic field to OphthaliX Inc., in which it holds a controlling interest and which is currently listed on the OTC Markets (OTCQB: OPLI).

Contact:

IRTH Communications

Robert Haag

canfy@irthcommunications.com

1-866-976-IRTH (4784)

Safe Harbor Statement

This press-release contains forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission (the “SEC”), press releases or oral statements made by or with the approval of one of Can-Fite’s authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite’s filings with the SEC and in its periodic filings with the TASE.